UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Vertex Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92534K107

(CUSIP Number)

David Maryles

Managing Director, Legal and Compliance

BlackRock, Inc.

50 Hudson Yards

New York, NY 10001

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92534K107

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlackRock, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,245,482
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,245,482
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,482
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ See Item 5 herein.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) HC

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries (each an “Advisory Subsidiary” and collectively the “Advisory Subsidiaries”), offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, the Advisory Subsidiaries provide market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 50 Hudson Yards, New York, NY 10001.

BlackRock did not acquire beneficial ownership of any securities of the Issuer with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, or in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. The Advisory Subsidiaries, as the investment advisers to certain client accounts, continue to hold Common Stock in their ordinary course of business, not with the purpose or effect of changing or influencing the control of the Issuer or as a participant in any transaction having such purpose or effect, and not in connection with any plan or proposal that would be subject to disclosure under Item 4 of Schedule 13D with respect to the Issuer. However, BlackRock is filing this Schedule 13D because certain of its client accounts have taken actions described in Item 4 below.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock, as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, neither BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

As of July 30, 2024, BlackRock, in its role as the parent of the Advisory Subsidiaries in the capacity as investment advisers to certain client accounts, held beneficial ownership of 5,245,482 shares of Common Stock, of which 3,728,831 shares of Common Stock are issuable upon exercise of warrants provided for in the warrant agreements and related amendments filed as Exhibits 10 through 16 hereto and incorporated by reference herein. 1,516,651 shares of Common Stock were acquired for an aggregate purchase price of approximately $9.9 million and the remaining 3,728,831 shares of Common Stock that are issuable upon exercise of the warrants referred to above were acquired in connection with the transactions contemplated by the Loan and Security Agreement (as defined below) pursuant to which the Managed Accounts (as defined below) provided an aggregate of approximately $122.6 million in term loans thereunder of which approximately $115.3 million in aggregate principal amount remains outstanding. Such acquisitions were made for investment purposes with available funds of the applicable client accounts in the ordinary course of business of the Advisory Subsidiaries.

Transactions made for investment purposes in the ordinary course of business of the Advisory Subsidiaries are undertaken solely for the benefit of the applicable client account and, other than with respect to the Managed Accounts, are independent from the matters described in Item 4 below. See Annex A for applicable information regarding Covered Persons.

Item 4. Purpose of Transaction.

All of the Common Stock and warrants of the Issuer reported on this Schedule 13D were acquired in the ordinary course of business for investment purposes by funds and accounts for which certain of the Advisory Subsidiaries act as investment advisers.

On April 1, 2022, certain funds and accounts managed by subsidiaries of BlackRock (such funds and accounts managed by subsidiaries of BlackRock, collectively, the “Managed Accounts”) entered into a Loan and Security Agreement (such Loan and Security Agreement as amended to date, the “Loan and Security Agreement”) with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries as borrowers or guarantors, the other lenders party thereto (together with the Managed Accounts, collectively, the “Lenders”), and Cantor Fitzgerald Securities, in its capacity as administrative agent and collateral agent for the Lenders (the “Agent”).

Pursuant to the Loan and Security Agreement, the Issuer borrowed an aggregate of $250 million of term loan from the Lenders, including an aggregate of approximately $122.6 million from the Managed Accounts of which approximately $115.3 million in aggregate principal amount remains outstanding.

The term loans outstanding under the Loan and Security Agreement bear interest at a rate per annum equal to the sum of (i) the greater of (x) the per annum rate publicly quoted from time to time by The Wall Street Journal as the “Prime Rate” in the United States minus 1.50% as in effect on such day and (y) the Federal Funds rate for such day plus 0.50%, subject in the case of this clause (i), to a floor of 1.0%, plus (ii) 10.25%. Interest is payable in cash (i) quarterly, in arrears, on the last business day of each calendar quarter, (ii) in connection with any payment, prepayment or repayment of the term loans, and (iii) at maturity (whether upon demand, by acceleration or otherwise). The Issuer also agreed to pay certain fees and transaction expenses in connection with the term loans provided under the Loan and Security Agreement. Amounts owed under the Loan and Security Agreement, if not earlier repaid (including pursuant to certain required repayments on September 30, 2024 and December 31, 2024), are due on April 1, 2025.

Borrowings under the Loan and Security Agreement are secured by substantially all of the present and after-acquired assets of the Issuer and its subsidiaries. Additionally, the borrower’s obligations under the Loan and Security Agreement are jointly and severally guaranteed by the Issuer and substantially all of the Issuer’s subsidiaries. Borrowings under the Loan and Security Agreement are also secured by various deeds of trusts and mortgages for the real properties described therein, over the Issuer’s Mobile, Alabama refinery and substantially all other material owned and leased real property of the Guarantors including properties in Texas and Louisiana.

The Loan and Security Agreement includes customary representations and warranties, and affirmative and negative covenants for a facility of this size and type, including prohibitions on creating any indebtedness without the consent of the Lenders, subject to certain exceptions, and requiring no less than $25 million of unrestricted cash for any period of more than three consecutive business days (except through September 24, 2024, which minimum unrestricted cash threshold is $15 million). The Loan and Security Agreement includes customary events of default for transactions of this type, including failures to pay amounts due, bankruptcy proceedings, covenant defaults, attachment or seizure of a material portion of the collateral securing the Loan and Security Agreement, cross defaults, if there is a default in any agreement governing indebtedness in excess of $3,000,000, resulting in the right to accelerate such indebtedness, certain judgments against the borrower or guarantors, misrepresentations by the borrower or guarantors in the transaction documents, insolvency, cross default of an Offtake and Supply Agreement previously entered into by the issuer, a change of control (as defined in the Loan and Security Agreement), termination of certain intercreditor agreements, and the loss or termination of certain material contracts. Upon the occurrence of an event of default, the Agent may declare the entire amount of obligations owed under the Loan and Security Agreement immediately due and payable and take certain other actions provided for under the Loan and Security Agreement, including enforcing security interests and guarantees. The Loan and Security Agreement includes customary indemnification obligations for a facility of this size and type, requiring the Issuer to indemnify the Agent and the Lenders for certain expenses, losses and claims.

The Loan and Security Agreement includes customary indemnification obligations for a facility of this size and type, requiring the Issuer to indemnify the Agent and the Lenders for certain expenses, losses and claims.

In connection with the entry into the Loan and Security Agreement and various amendments thereto, and as additional consideration for the Lenders agreeing to loan funds to the Issuer thereunder, the Issuer granted warrants to purchase an aggregate of 7,077,263 shares of Common Stock to the Lenders. Of those warrants, warrants to purchase a total of 2,750,000 shares of Common Stock have a term through April 1, 2027 and an exercise price per share equal to $3.00, warrants to purchase a total of 250,000 shares of Common Stock have a term through November 26, 2027 and an exercise price per share equal to $3.00, warrants to purchase a total of 1,000,000 shares of Common Stock have a term through December 28, 2028 and an exercise price per share equal to $3.00, warrants to purchase a total of 500,000 shares of Common Stock have a term through June 27, 2029 and an exercise price per share equal to $1.288, and warrants to purchase a total of 2,577,263 shares of Common Stock have a term through July 24, 2029 and an exercise price per share equal to $0.01. All of the warrants include weighted average anti-dilution rights and certain additional adjustment rights in the event that any person becomes the beneficial owner, directly or indirectly, of more than 33% of the Issuer’s Common Stock. In addition, the warrant agreements provide for certain put rights in connection with certain fundamental transactions described in the applicable warrant agreements and certain of the warrants include limitations on exercise in the event that the Issuer does not receive any necessary stockholder approval under applicable Nasdaq listing rules, in which case the Issuer is required to pay the Lenders cash, based on the fair market value of any shares required to be issued upon exercise of warrants that exceed the applicable share cap. The Managed Accounts hold warrants to purchase an aggregate of 3,728,831 shares of Common Stock, consisting of warrants to purchase 1,430,000 shares of Common Stock with a term through April 1, 2027 and an exercise price per share equal to $3.00, warrants to purchase 130,000 shares of Common Stock with a term through November 26, 2027 and an exercise price per share equal to $3.00, warrants to purchase 556,420 shares of Common Stock with a term through December 28, 2028 and an exercise price per share equal to $3.00, warrants to purchase 297,916 shares of Common Stock with a term through June 27, 2029 and an exercise price per share equal to $1.288, and warrants to purchase 1,314,495 shares of Common Stock with a term through July 24, 2029 and an exercise price per share equal to $0.01. Certain of the warrants held by the Managed Accounts include limitations on exercise to the extent that such exercise would result in the Managed Accounts (together with their affiliates and any other persons acting as a group, in each case, to the extent that such affiliates and persons acting as a group are required to aggregate their beneficial ownership of Common Stock for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended), beneficially owning more than 9.99% of the outstanding Common Stock.

In connection with the issuance of the warrants to the Lenders, including the Managed Accounts, the holders of the warrants entered into certain registration rights agreements with the Issuer pursuant to which the Issuer agreed to provide certain customary registration rights (including shelf registrations as well as demand and piggyback registration rights) with respect to the shares of Common Stock issuable upon exercise of the warrants.

Effective on July 24, 2024, and pursuant to the requirements of Amendment Number Seven and Limited Consent to Loan and Security Agreement dated July 24, 2024 (“Amendment Seven”), the Issuer appointed Seth Bullock, a Managing Director of Alvarez & Marsal North America, LLC, as its Chief Restructuring Officer. Amendment Seven also provided for additional information covenants with respect to cash flow and variance reporting unless the Issuer attains certain levels of consolidated liquidity, and for additional events of default, including the failure to comply with the additional covenants noted above and failure to achieve certain milestones, including subject to certain levels of consolidated liquidity, the entry into a restructuring support agreement with the Lenders to effectuate a restructuring of the Issuer’s capital structure.

The foregoing descriptions of the Loan and Security Agreement, the warrant agreements and the registration rights agreements and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to each of those agreements which is filed as Exhibits 1 through 32 hereto and are incorporated by reference herein.

As a result of the foregoing, BlackRock expects to review, consider and evaluate on an ongoing basis all of its alternatives with respect to its investment in the Issuer and intends to take any and all actions that it deems appropriate with respect to the performance of its investment. This may include selling or purchasing securities in the future, depending on market conditions and portfolio-management concerns, including liquidity and exposure preferences, and subject to regulatory and other approvals. Further, the Managed Accounts expect to engage in discussions with representatives of the Issuer, the other Lenders, other stockholders of the Issuer and others concerning their investment in the Issuer and the Issuer’s business, strategy and strategic alternatives and may evaluate, propose or respond to proposals regarding one or more transactions involving the Issuer or its securities. The Managed Accounts may suggest or take a position with respect to potential changes in the business, capital structure, operations or strategy of the Issuer, including disposing of one or more businesses or assets, a recapitalization, merger, sale of assets, change of control or other transaction involving the Issuer, and the treatment in any such transaction of the warrants and term loans under the Loan and Security Agreement held by the Managed Accounts and may enter into one or more agreements, including a restructuring support agreement, in connection therewith.

Except as set forth in this Schedule 13D and in the Loan and Security Agreement, the warrant agreements and the registration rights agreements, the activities described herein will not restrict BlackRock’s Advisory Subsidiaries’ exercise of investment or voting power with respect to the Common Stock to which this Schedule 13D relates. Except as set forth in this Schedule 13D, BlackRock has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Each of BlackRock’s Advisory Subsidiaries may evaluate on a continuing basis its client accounts’ investment in the Issuer and BlackRock expects that such Advisory Subsidiaries may, subject to the terms of the Loan and Security Agreement, the warrant agreements and the registration rights agreements, where applicable, from time to time acquire or dispose of Common Stock or other securities of the Issuer on behalf of such client accounts. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s Advisory Subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s Advisory Subsidiaries; (iv) other investment and business opportunities available to BlackRock’s Advisory Subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s Advisory Subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

See Annex A for applicable information regarding Covered Persons.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of BlackRock to Rows (7) through (11), and (13) of the cover page of this Schedule 13D are incorporated herein by reference. See Annex A for applicable information regarding Covered Persons.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 93,514,346 shares of Common Stock issued and outstanding as of May 9, 2024, as disclosed in the Issuer’s Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2024 filed with the U.S. Securities and Exchange Commission on May 17, 2024.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by its Advisory Subsidiaries, BlackRock Financial Management, Inc., BlackRock Investment Management, LLC, BlackRock Fund Advisors and BlackRock Institutional Trust Company, National Association.

(c) Annex B, attached hereto, sets forth the transactions, including certain index-tracking trades, that were effected by BlackRock’s Advisory Subsidiaries in the Common Stock during the 60-day period ended July 30, 2024. The transactions in the Common Stock described on Annex B were effected on securities exchanges unless otherwise indicated therein.

(d) Except for investment advisory clients of the Advisory Subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

On April 1, 2022, the Managed Accounts entered into a Loan and Security Agreement with the Issuer, as guarantor, and substantially all of the Issuer’s direct and indirect subsidiaries and borrowers or guarantors, the other Lenders party thereto and the Agent. Between April 1, 2022 and July 24, 2024, the parties to the Loan and Security Agreement entered into seven amendments and various consents and waivers to the terms of the Loan and Security Agreement. Pursuant to the Loan and Security Agreement, the Issuer borrowed an aggregate of $250 million in term loans, including approximately $122.6 million from the Managed Accounts of which approximately $115.3 million in aggregate principal amount remains outstanding.

In connection with the entry into the Loan and Security Agreement and various amendments thereto, and as additional consideration for the Lenders agreeing to loan funds to the Issuer thereunder, the Issuer granted warrants to purchase an aggregate of 7,077,263 shares of Common Stock to the Lenders. Of those warrants, warrants to purchase a total of 2,750,000 shares of Common Stock have a term through April 1, 2027 and an exercise price per share equal to $3.00, warrants to purchase a total of 250,000 shares of Common Stock have a term through November 26, 2027 and an exercise price per share equal to $3.00, warrants to purchase a total of 1,000,000 shares of Common Stock have a term through December 28, 2028 and an exercise price per share equal to $3.00, warrants to purchase a total of 500,000 shares of Common Stock have a term through June 27, 2029 and an exercise price per share equal to $1.288, and warrants to purchase a total of 2,577,263 shares of Common Stock have a term through July 24, 2029 and an exercise price per share equal to $0.01. All of the warrants include weighted average anti-dilution rights and certain additional adjustment rights in the event that any person becomes the beneficial owner, directly or indirectly, of more than 33% of the Issuer’s Common Stock. In addition, the warrant agreements provide for certain put rights in connection with certain fundamental transactions described in the applicable warrant agreements and certain of the warrants include limitations on exercise in the event that the Issuer does not receive any necessary stockholder approval under applicable Nasdaq listing rules, in which case the Issuer is required to pay the Lenders cash, based on the fair market value of any shares required to be issued upon exercise of warrants that exceed the applicable share cap. The Managed Accounts hold warrants to purchase an aggregate of 3,728,831 shares of Common Stock, consisting of warrants to purchase 1,430,000 shares of Common Stock with a term through April 1, 2027 and an exercise price per share equal to $3.00, warrants to purchase 130,000 shares of Common Stock with a term through November 26, 2027 and an exercise price per share equal to $3.00, warrants to purchase 556,420 shares of Common Stock with a term through December 28, 2028 and an exercise price per share equal to $3.00, warrants to purchase 297,916 shares of Common Stock with a term through June 27, 2029 and an exercise price per share equal to $1.288, and warrants to purchase 1,314,495 shares of Common Stock with a term through July 24, 2029 and an exercise price per share equal to $0.01. Certain of the warrants held by the Managed Accounts include limitations on exercise to the extent that such exercise would result in the Managed Accounts (together with their affiliates and any other persons acting as a group, in each case, to the extent that such affiliates and persons acting as a group are required to aggregate their beneficial ownership of Common Stock for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended), beneficially owning more than 9.99% of the outstanding Common Stock.

In connection with the issuance of the warrants to the Lenders, including the Managed Accounts, the holders of the warrants entered into certain registration rights agreements with the Issuer pursuant to which the Issuer agreed to provide certain customary registration rights (including shelf registrations as well as demand and piggyback registration rights) with respect to the shares of Common Stock issuable upon exercise of the warrants.

The foregoing descriptions of the Loan and Security Agreement, the warrant agreements and the registration rights agreements and the transactions and documents contemplated thereby does not purport to be complete and are qualified in their entirety by reference to each of those agreements which is filed as Exhibits 1 through 32 hereto and are incorporated by reference herein.

Accounts managed by BlackRock have entered into notional principal amount derivative agreements (the “Short Derivative Agreements”) in the form of cash-settled swaps with respect to 104,759 shares of Common Stock (representing economic exposure to approximately 0.1% of the total issued and outstanding shares of Common Stock as of July 30, 2024). The Short Derivative Agreements provide such holder with economic results that are opposite to the economic results of ownership but do not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the shares of Common Stock that are the subject of the Short Derivative Agreements. BlackRock hereby expressly disclaims beneficial ownership of the shares of Common Stock that are the subject of Short Derivative Agreements The counterparties to the Short Derivative Agreements are unaffiliated third-party financial institutions.

Except as set forth in this Schedule 13D and in the Loan and Security Agreement (including the various consents and waivers thereunder), warrant agreements and registration rights agreements, there are no contracts, arrangements, understandings or relationships between BlackRock and any other person with respect to any securities of the Issuer or among the Advisory Subsidiaries, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of BlackRock’s and its subsidiaries’ securities lending programs).

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Loan and Security Agreement, dated April 1, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

2.	Amendment Number One to Loan and Security Agreement, dated May 26, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

3.	Amendment Number Two to Loan and Security Agreement, dated September 30, 2022, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 5, 2022).

4.	Amendment Number Three to Loan and Security Agreement, dated January 8, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 12, 2023).

5.	Amendment Number Four and Consent and Waiver to Loan and Security Agreement, dated May 26, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2023).

6.	Amendment Number Five to Loan and Security Agreement, dated December 28, 2023, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

7.	Omnibus Amendment and Waiver, dated June 4, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

8.	Amendment Number Six and Limited Consent to Loan and Security Agreement, dated June 25, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2024).

9.	Amendment Number Seven and Limited Consent to Loan and Security Agreement, dated July 24, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., as parent and as a guarantor, certain direct and indirect subsidiaries of Vertex Energy, Inc., as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

10.	Warrant Agreement, dated April 1, 2022, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

11.	Warrant Agreement, dated May 26, 2022, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

12.	Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

13.	Amendment to the April 1, 2022 Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

14.	Amendment to the May 26, 2022 Warrant Agreement, dated December 28, 2023, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

15.	Warrant Agreement, dated June 25, 2024, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2024).

16.	Warrant Agreement, dated July 24, 2024, by and among Vertex Energy, Inc. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

17.	Registration Rights Agreement, dated April 1, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

18.	First Amended and Restated Registration Rights Agreement, dated May 26, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 27, 2022).

19.	Amendment No. 1 to the First Amended and Restated Registration Rights Agreement, dated June 15, 2022, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 21, 2022).

20.	Registration Rights Agreement, dated December 28, 2023, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 2, 2024).

21.	Registration Rights Agreement, dated June 25, 2024, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2024).

22.	Registration Rights Agreement, dated July 24, 2024, between Vertex Energy, Inc. and each of the holders of the warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 30, 2024).

23.	Limited Consent, dated January 31, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 9, 2023).

24.	Limited Consent, dated May 5, 2023, by and among Vertex Refining Alabama LLC, as borrower, Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders under the Loan and Security Agreement and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 9, 2023).

25.	Limited Consent, dated March 22, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2024).

26.	Limited Consent, dated March 28, 2024, by and among Vertex Refining Alabama LLC, as borrower, Vertex Energy, Inc., certain direct and indirect subsidiaries of Vertex Energy, Inc., the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2024).

27.	Limited Consent and Waiver, dated May 23, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

28.	Limited Consent and Partial Lien Release, dated May 24, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

29.	Limited Consent, dated June 11, 2024, by and among Vertex Refining Alabama LLC, Vertex Energy, Inc., the subsidiaries of Vertex Energy, Inc. party thereto, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

30.	Intercreditor Agreement, dated April 1, 2022, among Cantor Fitzgerald Securities, as the term loan agent, Macquarie Energy North America Trading Inc., as the intermediation facility secured party, Vertex Refining Alabama LLC, and the other grantors party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 7, 2022).

31.	Amended and Restated Intercreditor Agreement originally dated as of April 1, 2022, and as amended and restated as of May 26, 2023 among Cantor Fitzgerald Securities, as the Term Loan Agent, Macquarie Energy North America Trading Inc., as the Intermediation Facility Secured Party, Macquarie Energy North America Trading Inc., as the Renewables Intermediation Facility Secured Party, Vertex Refining Alabama LLC, as the Company, Vertex Renewables Alabama LLC, as the Renewables Company, and the other acknowledging affiliates party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 31, 2023).

32.	Second Amended and Restated Intercreditor Agreement originally dated as of April 1, 2022, and as amended and restated as of May 26, 2023 and June 3, 2024, among Cantor Fitzgerald Securities, as the Term Loan Agent, Macquarie Energy North America Trading Inc., as the Intermediation Facility Secured Party, Vertex Refining Alabama LLC, as the Company, and the other acknowledging affiliates party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 17, 2024).

33.	Power of Attorney, dated April 30, 2023, relating to BlackRock, Inc. (incorporated by reference to Exhibit B to Schedule 13G filed by BlackRock, Inc. on July 8, 2024 (SEC file number 005-88050)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2024

BlackRock, Inc.

By:	/s/ David Maryles
Name:	David Maryles
Title:	Attorney-in-Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Position	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert S. Kapito	President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Stephen Cohen	Senior Managing Director and Chief Product Officer	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Marc Comerchero	Managing Director, Chief Accounting Officer and Global Controller	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Robert L. Goldstein	Senior Managing Director and Chief Operating Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Caroline Heller	Senior Managing Director and Global Head of Human Resources	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

J. Richard Kushel	Senior Managing Director and Head of the Portfolio Management Group	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Rachel Lord	Senior Managing Director and Head of International	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Martin Small	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wiedman	Senior Managing Director and Head of the Global Client Business	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

William E. Ford	General Atlantic - Chairman and Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Margaret “Peggy” L. Johnson	Agility Robotics, Inc. - Chief Executive Officer	Agility Robotics 32114 Mallard Ave Tangent, OR 97389	U.S.

Robert S. Kapito	BlackRock, Inc. - President	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Cheryl D. Mills	BlackIvy Group LLC - President and Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Amin H. Nasser	Saudi Arabian Oil Company - President and Chief Executive Officer	P.O. Box 5000, Dhahran, 31311, Kingdom of Saudi Arabia	Saudi Arabia

Gordon M. Nixon	Royal Bank of Canada - Former President, Chief Executive Officer and Board Member	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	Canada

Kristin Peck	Zoetis Inc. - Chief Executive Officer	Zoetis Inc. 10 Sylvan Way Parsippany, NJ 07054	U.S.

Charles H. Robbins	Cisco Systems, Inc. - Chairman and Chief Executive Officer	Cisco Systems, Inc. 300 West Tasman Drive San Jose, CA 95134	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Hans E. Vestberg	Verizon Communications Inc. - Chairman and Chief Executive Officer	Verizon Communications Inc. 1095 Avenue of the Americas New York, NY 10036	Sweden

Susan L. Wagner	BlackRock, Inc. - Former Vice Chairman	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	U.S.

Mark Wilson	Aviva plc - Former Chief Executive Officer; AIA Group Ltd - Former President and Chief Executive Officer	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	New Zealand

Annex B

Transactions in Common Stock

(60-day period ended July 30, 2024)

Legal Entity	Trade Date	Amount	Trade Price	Buy/Sell
BlackRock Fund Advisors	May 31, 2024	1,322	$1.13	Buy
BlackRock Fund Advisors	May 31, 2024	5,586	$1.13	Buy
BlackRock Fund Advisors	May 31, 2024	5,880	$1.13	Buy
BlackRock Fund Advisors	May 31, 2024	-1,764	$1.13	Sell
BlackRock Fund Advisors	June 3, 2024	1,470	$1.05	Buy
BlackRock Fund Advisors	June 3, 2024	1,983	$1.05	Buy
BlackRock Fund Advisors	June 3, 2024	9,996	$1.05	Buy
BlackRock Fund Advisors	June 3, 2024	5,586	$1.05	Buy
BlackRock Fund Advisors	June 4, 2024	2,058	$1.02	Buy
BlackRock Investment Management, LLC	June 4, 2024	2,093	$1.02	Buy
BlackRock Fund Advisors	June 4, 2024	-8,820	$1.02	Sell
BlackRock Fund Advisors	June 4, 2024	-2,352	$1.02	Sell
BlackRock Fund Advisors	June 5, 2024	5,880	$1.10	Buy
BlackRock Fund Advisors	June 5, 2024	7,350	$1.10	Buy
BlackRock Fund Advisors	June 5, 2024	8,820	$1.10	Buy
BlackRock Fund Advisors	June 5, 2024	7,350	$1.10	Buy
BlackRock Institutional Trust Company, National Association	June 25, 2024	-105,592	$1.05	Sell
BlackRock Fund Advisors	June 28, 2024	52,978	$0.94	Buy
BlackRock Investment Management, LLC	June 28, 2024	4,949	$0.94	Buy
BlackRock Institutional Trust Company, National Association	June 28, 2024	-16,155	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-2	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-9,872	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-3,873	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-188	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-293	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-1,717,029	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-37,201	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-15,612	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-157	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-675	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-162	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-11,666	$0.94	Sell

BlackRock Institutional Trust Company, National Association	June 28, 2024	-17,754	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-1,904	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-31,149	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-2,917	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-124,330	$0.94	Sell
BlackRock Asset Management Canada Limited	June 28, 2024	-611	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-115,352	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-10,369	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-16,561	$0.94	Sell
BlackRock Advisors, LLC	June 28, 2024	-7,152	$0.94	Sell
BlackRock Advisors, LLC	June 28, 2024	-3,651	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-557	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-283	$0.94	Sell
BlackRock Advisors, LLC	June 28, 2024	-8,451	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-136	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-517	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-10	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-17,713	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-75	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-3,606	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-805	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-73,829	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-114	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-33,168	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-15	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-515	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-4,189	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-6,380	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-70	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-351,670	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-181	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-602	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-212	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-4,143	$0.94	Sell

BlackRock Institutional Trust Company, National Association	June 28, 2024	-9	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-2,093	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-6,276	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-65	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-1,339	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-49	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-8,429	$0.94	Sell
BlackRock Fund Advisors	June 28, 2024	-544,187	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-4,225	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-2,255	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-322	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-9,998	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-28,508	$0.94	Sell
BlackRock Financial Management, Inc.	June 28, 2024	-2,235	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-77	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-8,945	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-53	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-321	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-1,421	$0.94	Sell
BlackRock Investment Management, LLC	June 28, 2024	-300	$0.94	Sell
BlackRock Institutional Trust Company, National Association	June 28, 2024	-7,524	$0.94	Sell
BlackRock Fund Advisors	July 2, 2024	-1,334	$0.61	Sell
BlackRock Institutional Trust Company, National Association	July 3, 2024	13,261	$0.67	Buy
BlackRock Institutional Trust Company, National Association	July 3, 2024	23,402	$0.67	Buy
BlackRock Institutional Trust Company, National Association	July 11, 2024	2,843	$0.92	Buy
BlackRock Institutional Trust Company, National Association	July 11, 2024	5,610	$0.92	Buy
BlackRock Fund Advisors	July 11, 2024	-2,668	$0.92	Sell
BlackRock Fund Advisors	July 15, 2024	1,334	$1.04	Buy
BlackRock Fund Advisors	July 15, 2024	1,334	$1.04	Buy
BlackRock Fund Advisors	July 16, 2024	2,668	$1.08	Buy
BlackRock Fund Advisors	July 16, 2024	2,668	$1.08	Buy
BlackRock Fund Advisors	July 17, 2024	-2,668	$1.00	Sell
BlackRock Fund Advisors	July 18, 2024	1,334	$0.97	Buy
BlackRock Fund Advisors	July 18, 2024	1,334	$0.97	Buy
BlackRock Financial Management, Inc.	July 19, 2024	6,074	$0.89	Buy
BlackRock Financial Management, Inc.	July 22, 2024	23,285	$0.88	Buy

BlackRock Financial Management, Inc.	July 22, 2024	28,700	$0.88	Buy
BlackRock Fund Advisors	July 25, 2024	1,334	$0.83	Buy
BlackRock Fund Advisors	July 29, 2024	1,334	$0.84	Buy
BlackRock Financial Management, Inc.	July 30, 2024	10, 277	$0.77	Buy
BlackRock Financial Management, Inc.	July 30, 2024	8,339	$0.77	Buy